United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Press Release

Vale prices US$750 million notes due 2054

Rio de Janeiro, February 24, 2025 - Further to the press release announced by Vale S.A. ("Vale") on the date hereof, Vale hereby announces that its wholly-owned subsidiary Vale Overseas Limited (“Vale Overseas”) priced a re-tap offering of US$750,000,000 aggregate principal amount of 6.400% Guaranteed Notes due 2054 (CUSIP No. 91911T AS2 / ISIN No. US91911TAS24) guaranteed by Vale (the “Notes”), at an issue price of 99.884%.  The Notes will mature on June 28, 2054 and were priced with a spread of 173 basis points over U.S. Treasuries, resulting in a yield to maturity of 6.408%. The Notes were offered as a further issuance of and will be consolidated, form a single series, and be fully fungible with Vale Overseas’s outstanding US$1,000,000,000 aggregate principal amount of Notes issued on June 28, 2024 (the “Original Notes”). The aggregate principal amount of the Notes offered and the Original Notes will be US$1,750,000,000.

The Original Notes are, and the Notes will be, unsecured obligations of Vale Overseas and fully and unconditionally guaranteed by Vale. The guaranty of the Notes will rank equally in right of payment with all of Vale’s other unsecured and unsubordinated debt obligations.

Vale intends to use a portion of the net proceeds of the offering of the Notes to fund the purchase price of certain notes issued by Vale Overseas tendered and accepted for purchase pursuant to the tender offer announced on the date hereof, and the remainder for general corporate purposes.

BMO Capital Markets Corp., BofA Securities, Inc., Credit Agricole Securities (USA) Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities LLC are acting as Global Coordinators and Joint Bookrunners for the Notes, and Morgan Stanley & Co. LLC and Santander US Capital Markets LLC are acting as Joint Bookrunners for the Notes.

Vale and Vale Overseas have filed a registration statement, including a prospectus, with the U.S. Securities and Exchange Commission (“SEC”) for the offering of the Notes. Before you invest, you should read the preliminary prospectus supplement and other documents Vale and Vale Overseas have filed with the SEC for more complete information about the companies and the offering. You may access these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. at +1 (866) 864-7760, BofA Securities, Inc. at +1 (800) 294-1322, Credit Agricole Securities (USA) Inc. at +1 (866) 807-6030, HSBC Securities (USA) Inc. at +1 (866) 811-8049, J.P. Morgan Securities LLC at +1 (212) 834-3554, Morgan Stanley & Co. LLC at +1 (866) 718-1649 and Santander US Capital Markets LLC at +1 (855) 818-403-3636.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Marcelo Feriozzi Bacci

Executive Vice President, Finance and Investor Relations

For further information, please contact:

Vale.RI@vale.com

Thiago Lofiego: thiago.lofiego@vale.com

Mariana Rocha: mariana.rocha@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Pedro Terra: pedro.terra@vale.com

Patricia Tinoco: patricia.tinoco@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALE S.A.

	By:	/s/ Adriana Barbosa Areias
Name: Adriana Barbosa Areias Title: Attorney-in-fact

	By:	/s/ Rodrigo Sebollela Duque Estrada Regis
Name: Rodrigo Sebollela Duque Estrada Regis Title: Attorney-in-fact

Date: February 24, 2025